SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Drive Shack Inc.
(Name of Issuer)

Common Stock (Title of Class of Securities)

262077100 (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 262077100	Page 1

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,800,093*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,800,093*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,093*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%^
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

 * Solely in its capacity as the Class A Member of FIG LLC.

^
All percentages of common stock, par value $0.01 per share (the “Common Shares”) of the Issuer outstanding contained herein are based on 67,027,104 Common Shares outstanding as of May 1, 2019, as reported on the Issuer’s Form 10-Q filed on May 10, 2019, plus 3,627,245 Common Shares the beneficial ownership of which may be acquired by the Reporting Persons upon the exercise of options within 60 days of the date hereof.

CUSIP No.: 262077100	Page 2

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,800,093*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,800,093*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,093*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No.: 262077100	Page 3

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,800,093*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,800,093*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,093*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.

CUSIP No.: 262077100	Page 4

1	NAMES OF REPORTING PERSONS FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,800,093
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,800,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,093
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and the Issuer.

This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed on May 19, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on October 11, 2016 (“Amendment No. 1”), relates to the common stock, par value $0.01 per share (the “Common Shares”), of Drive Shack Inc., a Maryland corporation (the “Issuer”), previously known as Newcastle Investment Corp. Further, to the extent applicable, the Original Schedule 13D, as amended by Amendment No. 1 and this filing, is hereby adopted as the initial Schedule 13D of FIG LLC in respect of the Common Shares of the Issuer. Disclosure Items set forth in the Original Schedule 13D, as modified by Amendment No. 1, shall remain in effect except to the extent expressly amended hereby, and to the extent applicable and as modified herein are adopted by FIG LLC as such initial Schedule 13D filing. The address of the Issuer’s principal executive offices is 218 West 18th Street, 3rd Floor, New York, NY 10011.

Item 2. Identity and Background.

Items 2(a) and (b) are hereby supplemented by adding the following information:

(a)	FIG LLC is a Delaware limited liability company.

(b)	The address of FIG LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Items 2(c) through (f) are hereby amended and restated as follows:

(c)
The principal business of each of the Reporting Persons is making securities, real estate and other asset-based investments. Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference.

(d)
None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Except as otherwise designated on Annex A, each of the Covered Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On August 12, 2019, pursuant to a Contribution Agreement, dated August 12, 2019 (the “Contribution Agreement”), by and between FOE I and FIG LLC, a Delaware limited liability company and solely owned by FOE I (“FIG LLC”), FOE I transferred to FIG LLC, among other things, all of FOE I’s right, title and interest in and to FOE I’s equity interests or other securities in the Issuer (the “Drive Shack Contribution”), including FOE I’s interests in 172,848 Common Shares and 5,010,243 options to purchase Common Shares. Among such options to purchase 5,010,243 Common Shares, options to purchase 1,382,998 Common Shares are subject to “Tandem Options” (as defined in Item 6 of Amendment No. 1), and do not represent beneficial ownership of Common Shares by FIG LLC or the Reporting Persons. FIG LLC paid no consideration for the Contribution.

5

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

As described in the Issuer’s Current Report on Form 8-K filed December 21, 2017, in connection with the internalization of the Issuer’s management, effective January 1, 2018, the Issuer entered into agreements to terminate the Amended and Restated Management and Advisory Agreement by and between the Issuer and FIG LLC, dated April 25, 2013.  Except as set forth herein and as described below under Item 6, which is incorporated herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) and (b)

FIG LLC may be deemed to beneficially own and share the power to vote and dispose of 3,800,093 Common Shares, including 172,848 Common Shares held by it and 3,627,245 Common Shares that FIG LLC may acquire by exercising options to purchase Common Shares within sixty (60) days, which represents 5.7% of the Common Shares outstanding.

Each of the other Reporting Persons may also be deemed to beneficially own and share the power to vote and dispose of the 3,800,093 Common Shares beneficially owned by FIG LLC, by virtue of FOE I being the Class A Member of FIG LLC, FIG Corp. being the general partner of FOE I, and by virtue of Fortress’s ownership of all the interests of FIG Corp.

All percentages of Common Shares outstanding contained herein are based on 66,734,136 Common Shares outstanding as of May 1, 2019, plus 3,627,245 Common Shares the beneficial ownership of which may be acquired by the Reporting Persons upon the exercise of options within 60 days of the date hereof.

(c)          Other than the Drive Shack Contribution described above under Item 3, no Reporting Person or any person for whom disclosure is required pursuant to General Instruction C effected any transactions in the Common Shares in the past sixty days.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The disclosure set forth above in Item 3 regarding the Contribution Agreement is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement, dated as of August 16, 2019, by and among Fortress Operating Entity I LP, FIG Corp., Fortress Investment Group LLC, and FIG LLC.

99.2	Contribution Agreement, dated as of August 12, 2019, by and among Fortress Operating Entity I LP and FIG LLC.

6

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2019	FORTRESS OPERATING ENTITY I LP

By: FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 16, 2019	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 16, 2019	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 16, 2019	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

ANNEX A

Annex A is hereby amended and restated as follows:

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.

Name:	Principal Occupation:

Wesley R. Edens	Principal, Co-Chief Executive Officer and Class A Director

Peter L. Briger, Jr.	Principal, Co-Chief Executive Officer and Class A Director

Randal A. Nardone	Principal and Class A Director

George W. Wellde Jr.	Class A Director

Michael G. Rantz	Class A Director

Jane Dietze	Class A Director

Michael Morell	Class A Director and Security Director

Marcelo Claure	Chairman of the Board and Class B Director

Yoshimitsu Goto (citizen of Japan)	Class B Director

Rajeev Misra (citizen of the United Kingdom)	Class B Director

David N. Brooks	Secretary, Vice President and General Counsel

Daniel Bass	Chief Financial Officer and Treasurer

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.

Name:	Principal Occupation:

Wesley R. Edens	Principal and Co-Chairman of the Board of Directors

Randal A. Nardone	Chief Executive Officer, Principal and Director

Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors

David N. Brooks	Secretary, Vice President and General Counsel

Daniel Bass	Chief Financial Officer and Treasurer

FIG Corp. is the General Partner of Fortress Operating Entity I LP.

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.

Directors and Officers of FIG LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY USA 10105.

Name:	Principal Occupation:

Wesley R. Edens	Principal and Co-Chairman of the Board of Directors

Randal A. Nardone	Chief Executive Officer, Principal and Director

Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors

David N. Brooks	Secretary, Vice President and General Counsel

Daniel Bass	Chief Financial Officer and Treasurer